November 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Attention: Brigette Lippmann

Re:	Capitol Investment Corp. V
Registration Statement on Form S-1
Filed November 4, 2020, as amended
File No. 333-249856

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Capitol Investment Corp. V that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 1, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 300 copies of the Preliminary Prospectus dated November 19, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.
as Representative of the Several Underwriters

By:	/s/ Pavan Bellur
	Name:	Pavan Bellur
	Title:	Managing Director

Deutsche Bank Securities Inc. as Representative of the Several Underwriters

By:	/s/ Ravi Raghunathan
	Name:	Ravi Raghunathan
	Title:	Managing Director

By:	/s/ Brandon Sun
	Name:	Brandon Sun
	Title:	Director

Morgan Stanley & Co. LLC as Representative of the Several Underwriters

By:	/s/ Akanksha Agarwal
	Name:	Akanksha Agarwal
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request Letter]